                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an update to question number twenty-one in a series of frequently asked questions and answers relating to the Merger. The series of FAQs is directed to HP employees and was filed by HP with the Securities and Exchange Commission on a Form 425 dated November 30, 2001. The series of FAQs and this update to question number twenty-one are posted on HP's internal web site.

21. WHAT IS THE STATUS OF THE WORLDWIDE REGULATORY/ANTI-TRUST APPROVALS FOR THE MERGER?

     In the United States, the U.S. Federal Trade Commission is reviewing the transaction. On September 25, 2001, HP submitted its government filing, called a Hart-Scott-Rodino filing, for the FTC to review. As expected in a transaction of this size, the FTC has made what is known as a "second request" for more information. HP is working to gather and supply the additional information the agency needs to make its decision. We do not know at this time when the FTC will make its decision. This uncertainty is the reason that we initially provided our expected closing time merely as the first half of the calendar year 2002.

     In Europe, we had informal discussions with the reviewing agency that have been constructive. We also filed our Form CO (the official regulatory paperwork) with the European Union on December 20, 2001. We expect action on the filing, including a determination of whether additional investigation will be required, within the next four to six weeks.

     We continue to be confident that we will gain regulatory approval for the merger in the United States and in Europe. We also continue to work to make regulatory filings in other jurisdictions where they are required. On December 20, 2001 we announced that the Canadian Competition Bureau has completed its review of the proposed merger of the two companies and has found no issues of competitive concern, removing an important regulatory hurdle outside of the United States and Europe.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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